Press Release
[Ahold logo] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  December 17, 2003
                                 For more information:  +31 75 659 57 20

Ahold announced arbitration proceeding former CEO

Zaandam, The Netherlands, December 17, 2003 - Ahold today announced that the former CEO Cees van der Hoeven has initiated an arbitration proceeding relative to the termination of his employment. Ahold will not comment on or give information about this arbitration proceeding until a final award has been rendered by the arbitration panel.

Ahold Corporate Communications:  +31.75.659.57.20

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302